As filed with the Securities and Exchange Commission on August 29, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

Magma Design Automation, Inc.

(Name of Subject Company (Issuer))

Magma Design Automation, Inc.

(Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $.0001 Per Share

(Title of Class of Securities)

559181102

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Beth Roemer, Esq.

Vice President, General Counsel and Secretary

Magma Design Automation, Inc.

5460 Bayfront Plaza

Santa Clara, California 95054

(408) 565-7500

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Horace L. Nash, Esq.

Fenwick & West LLP

801 California St.

Mountain View, CA 94041

Telephone: (650) 335-7970

Facsimile: (650) 938-5200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,336,694	$275.03

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 6,112,201 shares of common stock of Magma Design Automation, Inc., which options have an approximate aggregate value of $2,336,694, will be exchanged pursuant to this Offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model, as of April 25, 2005.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $117.70 for each $1,000,000 of the aggregate value of this transaction. The filing fee was previously paid with the Schedule TO filed with the Securities and Exchange Commission on June 28, 2005.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Filing Party: Not applicable.

Form or Registration No.: Not applicable.

Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.

☒ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO

(AMENDMENT NO. 6)

Explanatory Statement

This Amendment No. 6 to Schedule TO is further amends and supplements the Tender Offer Statement on Schedule TO filed by Magma Design Automation, Inc. (“Magma”) with the Securities and Exchange Commission (“SEC”) on June 28, 2005, as thereafter amended, in connection with Magma’s offer to exchange outstanding options to purchase shares of Magma’s common stock with exercise prices equal to or greater than $10.50 per share for a lesser number of new options with an exercise price equal to the closing trading price of Magma’s stock on the day such new options are granted (“Offer”), upon the terms and conditions set forth in the Offer to Exchange, as amended, that was filed as an exhibit to the Schedule TO.

ITEM 4.	TERMS OF THE TRANSACTION.

Item 4(a) of the Schedule TO, as amended, is hereby further amended to add the following:

“The Offer expired at 11:59 p.m. Pacific Daylight Savings Time, on Friday, August 19, 2005. Pursuant to the Offer, the Company accepted for cancellation Eligible Options to purchase 4,371,240 shares of common stock. On Monday, August 22, 2005, the Company granted to eligible employees Replacement Options to purchase 3,032,716 shares of the Company’s Common Stock with exercise prices of $9.20 per share in exchange for tendered Eligible Options. Approximately 435 eligible employees participated in the Offer.”

ITEM 12.	EXHIBITS.

		Incorporated by Reference				Filed Herewith
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date

99(a)(1)	Offer to Exchange Outstanding Options to Purchase Common Stock, dated June 27, 2005, including Transmittal Letter, form of Election to Participate and form of Notice of Withdrawal	TO-I	005-77999	99(a)(1)	June 27, 2005

9(a)(1)(A)	Revised Offer to Exchange Outstanding Options to Purchase Common Stock, as amended August 5, 2005, including form of Election to Participate and form of Notice of Withdrawal	TO-I/A	005-77999	99(a)(1)(A)	August 5, 2005

99(a)(2)	Press Release issued April 21, 2005 announcing proposed stock option exchange program	8-K	000-33213	99.1	April 21, 2005

99(a)(3)	Email sent on April 21, 2005 to Magma employees from Rajeev Madhavan, Magma Chairman and Chief Executive Officer, announcing proposed stock option exchange program and including a list of Questions and Answers regarding the program	8-K	000-33213	99.2	April 21, 2005

99(a)(4)	Email to Magma employees distributed on June 22, 2005 announcing stockholder approval of stock option exchange program	TO-C	005-77999	99.1	June 23, 2005

99(a)(5)	Preliminary Proxy Statement for Special Meeting	14A	000-33213	N/A	May 6, 2005

99(a)(6)	Definitive Proxy Statement for Special Meeting	14A	000-33213	N/A	May 17, 2005

99(a)(7)	Annual Report on Form 10-K for the fiscal year ended March 31, 2005	10-K	000-33213	N/A	June 14, 2005

99(a)(8)	Magma’s 2001 Stock Incentive Plan, as amended	10-Q	000-33213	10.1	November 14, 2003

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith

99(a)(9)	Form of Notice of Stock Option Award and Stock Option Agreement pursuant to Magma’s 2001 Stock Incentive Plan, as amended	10-Q	000-33213	10.2	February 9, 2005

9(a)(10)(A)	Form of Notice of Stock Option Award and Stock Option Agreement for replacement options pursuant to Magma’s 2001 Stock Incentive Plan, as amended (for U.S. employees)	TO-I/A	005-77999	9(a)(10)(A)	August 5, 2005

99(a)(10)(B)	Form of Notice of Stock Option Award and Stock Option Agreement for replacement options pursuant to Magma’s 2001 Stock Incentive Plan, as amended (for international employees other than those residing in China, Israel, India and the United Kingdom)	TO-I/A	005-77999	9(a)(10)(B)	August 5, 2005

99(a)(10)(C)	Form of Notice of Stock Option Award and Stock Option Agreement for replacement options pursuant to Magma’s 2001 Stock Incentive Plan, as amended (for employees residing in China, Israel and India)	TO-I/A	005-77999	9(a)(10)(C)	August 5, 2005

99(a)(10)(D)	Form of Notice of Stock Option Award and Stock Option Agreement for replacement options pursuant to Magma’s 2001 Stock Incentive Plan, as amended (for employees residing in the United Kingdom)	TO-I/A	005-77999	9(a)(10)(D)	August 5, 2005

9(a)(11)	Email sent on July 22, 2005 to eligible Magma employees announcing extension of stock option exchange program	TO-I/A	005-77999	99(a)(11)	July 25, 2005

99(a)(12)	Transmittal email accompanying revised Offer to Exchange sent on August 10, 2005 to eligible Magma employees	TO-I/A	005-77999	99(a)(12)	August 11, 2005

99(a)(13)	Email to Magma employees regarding confirmation of participation in stock option exchange program	TO-I/A	005-77999	99(a)(13)	August 16, 2005

99(a)(14)	Emails to Magma employees regarding approaching expiration date of stock option exchange program	TO-I/A	005-77999	99(a)(14)	August 19, 2005

99(a)(15)	Email to Magma employees regarding completion of stock option exchange program					X

99(d)(1)	Form of Notice of Stock Option Award for grants pursuant to Magma’s 2001 Stock Incentive Plan (for Executive Officers)	8-K	000-33213	10.4	December 27, 2004

99(d)(2)	Form of Notice and Agreement for Restricted Share Award grants pursuant to Magma’s 2001 Stock Incentive Plan (for Executive Officers)	8-K	000-33213	10.3	December 27, 2004

99(d)(3)	Magma’s 2001 Employee Stock Purchase Plan, as amended	S-8	333-112326	99.2	January 30, 2004

99(d)(4)	Magma 2005 Key Contributor Long-Term Incentive Plan, including form of Award Statement	8-K	000-33213	10.1	December 27, 2004

99(d)(5)	1998 Stock Incentive Plan	S-1	333-60838	10.4	May 14, 2001

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith

99(d)(6)	Form of Stock Option Agreement in connection with Magma’s 1998 Stock Incentive Plan	S-1/A	333-60838	10.10	August 14, 2001

99(d)(7)	Form of Amendment to Stock Option Agreement in connection with Magma’s 1998 Stock Incentive Plan	S-1/A	333-60838	10.11	August 14, 2001

99(d)(8)	Stock Option Agreement entered into between Magma and Rajeev Madhavan dated September 29, 2000	S-1/A	333-60838	10.8	August 14, 2001

99(d)(9)	Stock Option Agreement entered into between Magma and Rajeev Madhavan dated September 29, 2000	S-1/A	333-60838	10.9	August 14, 2001

99(d)(10)	Stock Option Agreement entered into between Magma and Roy E. Jewell dated March 30, 2001	S-1/A	333-60838	10.13	August 14, 2001

99(d)(11)	Form of Stock Option Agreement for agreements between Magma and Roy E. Jewell dated March 30, 2001	S-1/A	333-60838	10.14	August 14, 2001

SCHEDULE TO

(AMENDMENT NO. 6)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2005

MAGMA DESIGN AUTOMATION, INC.

	By:	/s/ GREGORY C. WALKER
Name: Gregory C. Walker Title: Senior Vice President-Finance and Chief Financial Officer

EXHIBIT INDEX

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith

99(a)(1)	Offer to Exchange Outstanding Options to Purchase Common Stock, dated June 27, 2005, including Transmittal Letter, form of Election to Participate and form of Notice of Withdrawal	TO-I	005-77999	99(a)(1)	June 27, 2005

9(a)(1)(A)	Revised Offer to Exchange Outstanding Options to Purchase Common Stock, as amended August 5, 2005, including form of Election to Participate and form of Notice of Withdrawal	TO-I/A	005-77999	99(a)(1)(A)	August 5, 2005

99(a)(2)	Press Release issued April 21, 2005 announcing proposed stock option exchange program	8-K	000-33213	99.1	April 21, 2005

99(a)(3)	Email sent on April 21, 2005 to Magma employees from Rajeev Madhavan, Magma Chairman and Chief Executive Officer, announcing proposed stock option exchange program and including a list of Questions and Answers regarding the program	8-K	000-33213	99.2	April 21, 2005

99(a)(4)	Email to Magma employees distributed on June 22, 2005 announcing stockholder approval of stock option exchange program	TO-C	005-77999	99.1	June 23, 2005

99(a)(5)	Preliminary Proxy Statement for Special Meeting	14A	000-33213	N/A	May 6, 2005

99(a)(6)	Definitive Proxy Statement for Special Meeting	14A	000-33213	N/A	May 17, 2005

99(a)(7)	Annual Report on Form 10-K for the fiscal year ended March 31, 2005	10-K	000-33213	N/A	June 14, 2005

99(a)(8)	Magma’s 2001 Stock Incentive Plan, as amended	10-Q	000-33213	10.1	November 14, 2003

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith

99(a)(9)	Form of Notice of Stock Option Award and Stock Option Agreement pursuant to Magma’s 2001 Stock Incentive Plan, as amended	10-Q	000-33213	10.2	February 9, 2005

9(a)(10)(A)	Form of Notice of Stock Option Award and Stock Option Agreement for replacement options pursuant to Magma’s 2001 Stock Incentive Plan, as amended (for U.S. employees)	TO-I/A	005-77999	9(a)(10)(A)	August 5, 2005

99(a)(10)(B)	Form of Notice of Stock Option Award and Stock Option Agreement for replacement options pursuant to Magma’s 2001 Stock Incentive Plan, as amended (for international employees other than those residing in China, Israel, India and the United Kingdom)	TO-I/A	005-77999	9(a)(10)(B)	August 5, 2005

99(a)(10)(C)	Form of Notice of Stock Option Award and Stock Option Agreement for replacement options pursuant to Magma’s 2001 Stock Incentive Plan, as amended (for employees residing in China, Israel and India)	TO-I/A	005-77999	9(a)(10)(C)	August 5, 2005

99(a)(10)(D)	Form of Notice of Stock Option Award and Stock Option Agreement for replacement options pursuant to Magma’s 2001 Stock Incentive Plan, as amended (for employees residing in the United Kingdom)	TO-I/A	005-77999	9(a)(10)(D)	August 5, 2005

9(a)(11)	Email sent on July 22, 2005 to eligible Magma employees announcing extension of stock option exchange program	TO-I/A	005-77999	99(a)(11)	July 25, 2005

99(a)(12)	Transmittal email accompanying revised Offer to Exchange sent on August 10, 2005 to eligible Magma employees	TO-I/A	005-77999	99(a)(12)	August 11, 2005

99(a)(13)	Email to Magma employees regarding confirmation of participation in stock option exchange program	TO-I/A	005-77999	99(a)(13)	August 16, 2005

99(a)(14)	Emails to Magma employees regarding approaching expiration date of stock option exchange program	TO-I/A	005-77999	99(a)(14)	August 19, 2005

99(a)(15)	Email to Magma employees regarding completion of stock option exchange program					X

99(d)(1)	Form of Notice of Stock Option Award for grants pursuant to Magma’s 2001 Stock Incentive Plan (for Executive Officers)	8-K	000-33213	10.4	December 27, 2004

99(d)(2)	Form of Notice and Agreement for Restricted Share Award grants pursuant to Magma’s 2001 Stock Incentive Plan (for Executive Officers)	8-K	000-33213	10.3	December 27, 2004

99(d)(3)	Magma’s 2001 Employee Stock Purchase Plan, as amended	S-8	333-112326	99.2	January 30, 2004

99(d)(4)	Magma 2005 Key Contributor Long-Term Incentive Plan, including form of Award Statement	8-K	000-33213	10.1	December 27, 2004

99(d)(5)	1998 Stock Incentive Plan	S-1	333-60838	10.4	May 14, 2001

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith

99(d)(6)	Form of Stock Option Agreement in connection with Magma’s 1998 Stock Incentive Plan	S-1/A	333-60838	10.10	August 14, 2001

99(d)(7)	Form of Amendment to Stock Option Agreement in connection with Magma’s 1998 Stock Incentive Plan	S-1/A	333-60838	10.11	August 14, 2001

99(d)(8)	Stock Option Agreement entered into between Magma and Rajeev Madhavan dated September 29, 2000	S-1/A	333-60838	10.8	August 14, 2001

99(d)(9)	Stock Option Agreement entered into between Magma and Rajeev Madhavan dated September 29, 2000	S-1/A	333-60838	10.9	August 14, 2001

99(d)(10)	Stock Option Agreement entered into between Magma and Roy E. Jewell dated March 30, 2001	S-1/A	333-60838	10.13	August 14, 2001

99(d)(11)	Form of Stock Option Agreement for agreements between Magma and Roy E. Jewell dated March 30, 2001	S-1/A	333-60838	10.14	August 14, 2001